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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August 1999


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following is the text of a press release issued by Cenargo
International plc on August 9, 1999:

  Cenargo International plc announces purchase of passenger/car ferry in Spanish-Moroccan service

    Puttenham Priory, England, August 9, 1999. Cenargo International plc ("Cenargo") today announced that it had purchased the passenger/car ferry Mistral, formerly leased by Cenargo, for a purchase price of $16 million. Cenargo uses the Mistral in its Ferrimaroc passenger and car ferry service between Almeria, Spain, and Nador, Morocco. In Cenargo's fiscal year ended September 30, 1998, Ferrimaroc carried 294,000 passengers, 61,000 cars and 3,400 equivalent trailer units. Cenargo estimates that the purchase of the vessel which it formerly leased will increase EBITDA by $3.2 million on an annualized basis. Cenargo funded the purchase price for the Mistral with cash on deposit with the trustee for its 9 3/4% First Priority Ship Mortgage Notes. Upon its purchase, the vessel became part of the collateral securing those Notes.

    This press release contains a forward-looking statement which reflects Cenargo's current view with respect to future events and financial performance. That forward-looking statement is subject to risks and uncertainties, including market conditions and the competitive climate that could cause Cenargo's actual results to differ materially from historical results or current expectations.

Contact:  Paul Gregory
          Cenargo International Plc
          Tel. #44-1483-241-000



















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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  CENARGO INTERNATIONAL PLC
                                  (registrant)




Dated:  August 9, 1999            By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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